Release:    Immediate
Contact:    Isabelle Goossen         (847) 405-6218


PREMARK INTERNATIONAL ADOPTS SHARE PURCHASE RIGHTS PLAN


  DEERFIELD, Ill., November 6, 1996 -- Premark International, Inc. today adopted a new share purchase rights plan that is designed to assure fair and equal treatment of all shareholders in the event of any proposed takeover attempt. The plan involves the distribution of one purchase right for a new series of junior preferred stock for each outstanding share of the company's common stock.
  Premark will redeem common share purchase rights declared under a ten-year rights agreement adopted in March 1989. A redemption payment of $0.00147 per share of Premark International, Inc. common stock will be distributed to holders of record as of December 16, 1996. The distribution is expected to occur with Premark's quarterly dividend payment on January 6, 1997.
  "The new rights plan is designed to strengthen previous provisions aimed at fair and equal treatment for all shareholders in the event of any proposed takeover of the company," said James
M. Ringler, Premark's Chief Executive Officer. "It guards against partial tender offers, squeeze outs, open market accumulations and other tactics to gain control of the company without paying all shareholders an adequate premium value."
  "The rights are not intended to prevent a takeover of the company, and will not do so," Ringler continued. "The plan encourages anyone seeking to acquire the company to negotiate with the Board prior to attempting a takeover and helps to maximize the shareholders' long-term investment in the company." Ringler added, "The rights are not being distributed in response to any effort to acquire the company, and the Board is not aware of any such effort."
  As a response to unwelcome takeover tactics, the rights plan allows holders of rights to purchase shares in either Premark or an acquiror at discounts from market value, or permits Premark to exchange common stock for the rights. The plan has four basic provisions.
  First, if an acquiror buys 15 percent or more of Premark's stock, the plan allows other shareholders to buy, with each right, additional Premark shares at a 50 percent discount. Second, if Premark is acquired in a merger or other business combination transaction, rights holders will be entitled to buy shares of the acquiring company at a 50 percent discount. Third, if an acquiror buys between 15 percent and 50 percent of Premark's outstanding stock, the company can exchange part or all of the rights of other holders for shares of the company's stock on a one-for-one basis, or shares of the new junior preferred stock on a one-for-one-hundredth basis. Fourth, before an acquiror buys 15 percent or more of Premark's common stock, the rights are redeemable for one cent per right at the option of the Board of Directors. This provision permits the Board to enter into an acquisition transaction that is determined to be in the best interest of shareholders. The Board is authorized to reduce the 15 percent threshold to not less than 10 percent.
  The new rights plan will become effective on December 16, 1996, and will expire on November 6, 2006. The rights distribution is not taxable to shareholders.
  Premark International, Inc., a $2.2 billion multinational company, markets premium products in more than 100 countries under leading brand names such as Hobart , Wilsonart , West
Bend , Florida Tile and Precor . Premark stock is listed on the New York, Pacific and London Stock Exchanges under the symbol "PMI."
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